Apollo Hospitals
CHENNAI
touching lives

RECEIVED

Date: October 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

07027703

Dear Sir,

Sub : Information under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

With reference to above, pursuant to Clause 35 & 49 of the Listing Agreement, please find enclosed the following:-

(i) Distribution of Shareholding for the quarter ended 30th September 2007.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th September 2007.

Please note that the details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

PROCESSED
NOV 06 2007
THOMSON
FINANCIAL

IS/ISO 9001 : 2000

(I) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : APOLLOHOSP   Quarter Ended : 30-Sep-2007

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
1	Indian					
(a)	Individuals/ Hindu Undivided Family	32	8,498,398	6,792,125	18.18	16.46
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate	4	7,620,433	7,604,833	16.30	14.76
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify)				0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**36**	**16,118,831**	**14,396,958**	**34.48**	**31.21**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**36**	**16,118,831**	**14,396,958**	**34.48**	**31.21**

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	6	355,934	354,934	0.76	0.69
(b)	Financial Institutions / Banks	14	136,536	134,588	0.29	0.26
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.35	0.31
(d)	Venture Capital Funds				0.00	0.00
(e)	Insurance Companies	3	272,630	272,630	0.58	0.53
(f)	Foreign Institutional Investors	54	16,853,277	16,853,277	36.05	32.64
(g)	Foreign Venture Capital Investors				0.00	0.00
(h)	Any Other (specify)				0.00	0.00
	Sub-Total (B)(1)	**78**	**17,780,231**	**17,777,283**	**38.03**	**34.43**
B 2	**Non-institutions**					
(a)	Bodies Corporate	582	549,697	510,795	1.18	1.06
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	27,297	4,423,174	2,454,841	9.46	8.57
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	10	172,762	102,437	0.37	0.33
(c)	Any Other (specify)					
(c-i)	Trusts	13	41,124	194	0.09	0.08
(c-ii)	Directors & their Relatives	12	62,053	62,003	0.13	0.12
(c-iii)	Market Maker	13	855	855	0.00	0.00
(c-iv)	Non Resident Indians	908	1,069,015	184,948	2.29	2.07
(c-v)	Overseas Corporate Bodies	3	144,771	129,339	0.31	0.28
(c-vi)	Clearing Member	112	25,653	25,653	0.05	0.05
(c-vii)	Hindu Undivided Familes	239	92,607	92,607	0.20	0.18
(c-viii)	Foreign Corporate Bodies	5	6,266,500	6,266,500	13.41	12.14
	Sub-Total (B)(2)	**29,194**	**12,848,211**	**9,830,172**	**27.48**	**24.88**
(B)	Total Public Shareholding (B)= (B)(1)+(B)(2)	29,272	30,628,442	27,607,455	65.52	59.31
	TOTAL (A)+(B)	29,308	46,747,273	42,004,413	100	90.52779973

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(C)	Global Depository Receipts (GDRs)	1	4,891,310	4,891,310		9.47
	GRAND TOTAL (A)+(B)+(C)	29,309	51,638,583	46,895,723		100

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Sep-2007

(I)(b) Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	1,205,493	2.33
2	Ms. Sucharitha P Reddy	1,470,837	2.85
3	Ms. Preetha Reddy	732,270	1.42
4	Ms. Suneeta Reddy	601,795	1.17
5	Ms. Shobana Khamineni	1,144,976	2.22
6	Ms. Sangita Reddy	1,286,254	2.49
7	Mr. Karthik Anand	110,300	0.21
8	Mr. Harshad Reddy	105,100	0.20
9	Ms. Sindhoori Reddy	258,200	0.50
10	Mr. Adithya Reddy	105,100	0.20
11	Ms. Upsana Kamineni	133,638	0.26
12	Mr. Puvansh Kamineni	106,100	0.21
13	Ms. Anushpala Kamineni	129,587	0.25
14	Mr. Anandith Reddy	115,100	0.22
15	Mr. Viswajith Reddy	111,150	0.22
16	Mr. Viraj Madhavan Reddy	84,112	0.16
17	Mr. P Obul Reddy	9,000	0.02
18	Mr. P Vijayakumar Reddy	666	0.00
19	Mr. Vishweswar Reddy	788,710	1.53
20	Mr. Anil Khamineni	10	0.00
21	PCR Investments Ltd	7,599,233	14.72
22	Obul Reddy Investments Ltd	5,600	0.01
23	Apollo Health Association	15,600	0.03
	TOTAL	16,118,831	31.21

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Sep-2007

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	10.65
2	The Bank of New York	4,891,310	9.47
3	FID Funds (Mauritius) Limited	3,676,379	7.12
4	Smallcap World Fund Inc	2,221,900	4.30
5	Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,500,000	2.90
6	Emerging Markets Growth Fund Inc	1,222,966	2.37
7	Smallcap World Fund Inc	1,053,100	2.04
8	American Funds Insurance Series A/c American Funds Insurance Series - Global Small Capitalisation Fund	1,000,000	1.94
9	Fidelity Select Portfolios Medical Delivery Portfolio	742,520	1.44
10	Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	670,367	1.30
11	International Finance Corporation	642,000	1.24
12	Capital International Emerging Markets Fund	612,800	1.19
13	Morgan Stanley and co International Plc A/c Morgan Stanley Mauritius Company Ltd	559,365	1.08
	TOTAL	24,292,707	47.04

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Sep-2007

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	1,205,493	2.33
2	Mrs. Sucharitha P Reddy	5,000	0.01
3	Mrs. Preetha Reddy	5,000	0.01
4	Mrs. Suneeta Reddy	5,000	0.01
5	Mrs. Shobana Khamineni	5,000	0.01
6	Mrs. Sangita Reddy	1,268,254	2.46
7	M/s. PCR Investments Limited	1,009,965	1.96
	TOTAL	3,503,712	6.79

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

30-Sep-2007

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Outstanding GDRs	Number of outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Global Depository Receipts (GDRs)	4,891,310	4,891,310	9.47
	TOTAL	4,891,310	4,891,310	9.47

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

30-Sep-2007

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the GDR Holder	Outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	4,891,310	4,891,310	9.47
	TOTAL		4,891,310	9.47

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : Apollo Hospitals Enterprise Limited

Quarter ending on : 30th September 2007

Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I Board of Directos	**49 I**		
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II Audit Committee	**49 II**		
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 (IID)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III Subsidiary Companies	**49 III**	Yes	
IV Disclosures	**49 IV**		
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board Disclosures	49 (IV B)		
(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
(b) Risk Management	49 (IV B)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in Annual Report 2007-2008
(E) Management	49 (IV E)	Yes	shall be complied in Annual Report 2007-2008
(F) Shareholders	49 (IV F)	Yes	
V CEO / CFO Certification	**49 V**	Yes	shall be obtained at the end of the FY 2007-2008
VI Report on Corporate Governance	**49 VI**	Yes	shall be included in Annual Report
VII Compliance	**49 VII**	Yes	

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Compliance Officer

END